SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02 MAY 14 AM 10:

8 May 2002

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02034151

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 7 May 2002 as published in the South China Morning Post in Hong Kong on 8 May 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

dlw 5/20

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE QUARTER ENDED 31 MARCH 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the quarter ended 31 March 2002 in Thailand on 7 May 2002. The financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the quarter ended 31 March 2002 in Thailand on 7 May 2002. The Consolidated Earnings Statement of SHPCL is provided below:-

CONSOLIDATED EARNINGS STATEMENT OF SHPCL

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

CONSOLIDATED EARNINGS STATEMENT
FOR THE QUARTER ENDED 31 MARCH 2002 - UNAUDITED

	Current Year Quarter 31/03/02 *Baht'000*	Preceding Year Corresponding Quarter 31/03/01 *Baht'000*
Revenues from hotel operations:		
Room	215,955	250,067
Food and beverage	170,307	180,355
Others	27,196	32,715
Total revenues from hotel operations	413,458	463,137
Cost of sales and services	(115,712)	(125,254)
Gross profit	297,746	337,883
Selling and administrative expenses	(88,670)	(92,604)
Earnings from the sale of goods and the rendering of services	209,076	245,279
Other incomes	10,851	15,634
Other expenses		
Depreciation	(45,749)	(54,275)
Directors' remuneration	(575)	(415)
EARNINGS FROM OPERATIONS	173,603	206,223
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(13,838)	(15,149)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	159,765	191,074
INTEREST EXPENSES	(217)	–
CORPORATE INCOME TAX	(43,239)	(63,957)
NET EARNINGS FOR THE PERIOD	116,309	127,117
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.89	0.98

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL FOR THE QUARTER ENDED 31 MARCH 2002 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 7 May 2002